

December 29, 2023

Jack Fusco
Chief Executive Officer
Cheniere Energy Partners, L.P.
845 Texas Avenue, Suite 1250
Houston, Texas 77002

> **Re: Cheniere Energy Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed December 21, 2023**
> **File No. 333-276200**

Dear Jack Fusco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: George Vlahakos, Esq.